Exhibit 1.01

Conflict Minerals Report
For Reporting Period from January 1, 2014 to December 31, 2014

1.	Introduction

This Conflict Minerals Report (this “Report”) of Amtech Systems, Inc. (the “Company”, “Amtech”, “our”, “us”, or “we”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2014 to December 31, 2014 (the “Reporting Period”).
This Report has not been audited, nor is an independent private sector audit required for this Report under the Rule, the Securities and Exchange Commission (“SEC”) partial stay of the Rule or existing SEC guidance.
The Rule requires us to disclose annually whether any products that we manufactured or contracted to manufacture during the Reporting Period contain conflict minerals that are necessary to the functionality or production of such products and whether those conflict minerals originated in the Democratic Republic of the Congo or any adjoining country (each a “Covered Country” and collectively, the “Covered Countries”). If any of these conflict minerals originated in the Covered Countries and are not from recycled or scrap sources, we are also required under the Rule to submit this Report, which describes the due diligence we performed to determine the source and chain of custody of those conflict minerals, among other things. Conflict minerals are cassiterite, columbite-tantalite, gold, wolframite or their derivatives, which are limited to tin, tantalum and tungsten.
After conducting our reasonable country of origin inquiry, briefly described below, we know or have reason to believe that some of our products manufactured or contracted for manufacture during the Reporting Period contain necessary conflict minerals that originated, or may have originated, in the Covered Countries and that they are not or may not be from recycled or scrap sources. Accordingly, we conducted due diligence on the source and chain of custody of those necessary conflict minerals that originated in the Covered Countries.

2.	Company Overview

Amtech is a global supplier of advanced thermal processing equipment to the solar, semiconductor/electronics, and LED manufacturing markets. Amtech’s equipment includes diffusion, PECVD systems, and ion implanters. Amtech also supplies wafer handling automation and polishing equipment and related consumable products. The Company’s wafer handling, thermal processing and consumable products currently address the diffusion, oxidation, and deposition steps used in the fabrication of solar cells, LEDs, semiconductors, MEMS, printed circuit boards, semiconductor packaging, and the polishing of newly sliced sapphire and silicon wafers. Amtech’s products are recognized under the leading brand names Tempress Systems™, PR Hoffman™, Bruce Technologies™, R2D Automation™, and Kingstone Semiconductor.
Our supply chain is large and complex, consisting of approximately seven hundred (700) direct suppliers. For any necessary conflict minerals that we source, we are typically several steps removed from the mine in our supply chain. Accordingly, we must rely on information from our direct suppliers regarding the source and chain of custody of any necessary conflict minerals in our products.

3.	Reasonable Country of Origin Inquiry

We determined after review that necessary conflict minerals may be contained in certain of our products manufactured or contracted for manufacture during the Reporting Period. Because of this determination, we conducted a reasonable country of origin inquiry (“RCOI”), which was reasonably designed to determine whether any of the necessary conflict minerals in our products originated in a Covered Country or came from recycled or scrap sources.
We identified three hundred sixty-one (361) direct suppliers that potentially supplied us conflict minerals. Initially, we sent each of the 361 direct suppliers an introduction e-mail describing our conflict minerals compliance program requirements and introducing Source Intelligence®, a third-party conflict minerals compliance solution provider, who we engaged to assist us with our supplier engagement and analysis efforts for the Reporting Period. We then sent each of the direct suppliers an e-mail which contained a link to register and complete the Conflict Minerals Reporting Template developed by the Conflict-Free Sourcing Initiative (the “CFSI”). During the RCOI process, we sent up to four (4) reminder e-mails to each non-responsive supplier requesting their completed template. Because of the amount of time it takes to collect and analyze the responses, the direct suppliers were given a final deadline of March 31, 2015 to respond to our request.
After our initial contact and follow up e-mails, we received responses from approximately thirty-seven percent (37%) of the suppliers who we believe potentially supplied us conflict minerals. Of the responding suppliers, approximately forty-two percent (42%) confirmed that they had supplied us necessary conflict minerals during the Reporting Period. As a result of those responses, we know or have reason to believe that some of our products manufactured or contracted for manufacture during the Reporting Period contain necessary conflict minerals that originated, or may have originated, in the Covered Countries and know or have reason to believe that those necessary conflict minerals may not be from recycled or scrap sources. Accordingly, we performed due diligence in an effort to determine the source and chain of custody of these necessary conflict minerals.

4.	Due Diligence

4.1	Design of Due Diligence Framework
As required by the Rule, our due diligence measures were designed to conform, in all material respects, with the due diligence framework set forth in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, 2013, and the related supplements for tin, tantalum, tungsten and for gold.

4.2	Due Diligence Measures Performed
The following is a description of the due diligences measures we performed for the Reporting Period.

4.2.1	Establish Strong Company Management Systems

a.
We have a policy regarding the sourcing of conflict minerals, which is publicly available on our company website http://www.amtechsystems.com/governance.htm#conflictminerals. The content of any website referred to in this Report is not incorporated by reference in this Report.

b.
We have a team that is responsible for organizing our conflict minerals compliance, and that team consists of representatives from Procurement, Finance, Compliance, IT and Source Intelligence® (the “Working Group”).

c.	We engaged Source Intelligence® to assist us with our supplier engagement and analysis efforts for the Reporting Period.

d.
Source Intelligence® hosted an e-mail address which allowed our direct suppliers to send us questions about conflict minerals related matters. As needed, Source Intelligence® forwarded Company-specific e-mails to representatives from our Working Group and facilitated communication between our direct suppliers and us.

e.
Source Intelligence® hosted a conflict minerals supplier resource center that our employees and direct suppliers were able to access to obtain training materials and explanations about the Rule and our conflict minerals compliance program.

f.	We used the CFSI Conflict Minerals Reporting Template (Revisions 3.00, 3.01 and 3.02) to obtain information on the source and chain of custody of necessary conflict minerals from our direct suppliers.

g.	Amtech intends to retain relevant supplier response documentation for no less than five (5) years.

4.2.2	Identify and Assess Risks in Our Supply Chain

a.
We sent three hundred sixty-one (361) direct suppliers an e-mail which contained a link to register and complete the CFSI Conflict Minerals Reporting Template and followed up with non-responsive suppliers requesting completion of the template.

b.	We received a completed CFSI Conflict Minerals Reporting Template from approximately thirty-seven percent (37%) of the direct suppliers from whom we requested completed templates.

c.
We reviewed our supplier responses and evaluated them for plausibility, consistency, and gaps. We made additional contacts of suppliers to attempt to resolve certain inconsistencies or gaps, including when one or more smelter or refiner was listed for an unused conflict mineral or when a supplier responded that it sourced from a Covered Country but none of the smelters or refiners in its supply chain indicated that they source from a Covered Country.

d.
We compared the smelters and refiners identified by our suppliers in their completed templates against the CFSI Conflict Free Smelter Program, The London Bullion Market Association Good Delivery List and the Responsible Jewellery Council Chain-of-Custody Certification to determine the certification status of the smelters and refiners and Source Intelligence® further assisted us in validating known smelters and refiners.

4.2.3	Design and Implement a Strategy to Respond to Identified Risks

a.	Our executive management team and relevant members of our Board of Directors are updated annually about our conflict minerals compliance program and any associated risks.

b.
We sent out an initial notification signed by our President and Chief Executive Officer to each of the three hundred sixty-one (361) suppliers stating the importance of our conflict minerals compliance program.

4.2.4	Carry Out Independent Third-Party Audit of Smelters/Refiner’s Due Diligence Practices

a.
We do not carry out audits of the smelters or refiners identified by our suppliers as being in their supply chain. However, we support audits conducted by third parties by urging our suppliers to gather information from their suppliers in order to accurately complete the Conflict Minerals Reporting Template.

b.	We rely on industry-wide efforts to encourage smelters and refiners to be audited.

4.2.5	Report Annually on Supply Chain Due Diligence

a.	We publicly report our Conflict Minerals Policy, Form SD and this Report on our company website at: http://www.amtechsystems.com/governance.htm#conflictminerals.

5.	Results of our Review
The results of our due diligence review for the Reporting Period are as follows:

5.1	Facilities Used to Process the Necessary Conflict Minerals

a.
Approximately eighty percent (80%) of the responses we received from our direct suppliers were made on a company-level basis, while fifteen percent (15%) were made on a product-level basis and five percent (5%) were on a user-defined basis. Of those made on a product-level or user-defined level, our suppliers named more than one (1) smelter or refiner in their responses for each metal. This lack of detail prevented us from determining whether a particular smelter or refiner named in the responses processed the necessary conflict minerals in our products. Accordingly, we are unable to disclose the facilities used to produce the necessary conflict minerals in our products during the Reporting Period.

5.2	Country of Origin of Our Necessary Conflict Minerals

a.
Based on the responses provided by our suppliers described in section 5.1.a above, the responses did not provide sufficient information to identify the country of origin of the necessary conflict minerals in our products. Accordingly, we are unable to disclose the country of origin of the necessary conflict minerals in our products during the Reporting Period.

5.3	Efforts to Determine the Mine or Location of Origin

a.
We have determined that the most reasonable effort we can make to determine the mines or locations of origin of our necessary conflict minerals is to seek information from our direct suppliers about the smelters and refiners and the countries of origin of the necessary conflict minerals in our products and urge that our suppliers do the same with their direct suppliers. We must rely on our direct and indirect suppliers to provide information about the mine or location of origin of the necessary conflict minerals in our products.

b.	We were unable to gather the necessary information from these suppliers to determine the mine or location of origin of our necessary conflict minerals.

6.	Steps Taken and Being Taken to Mitigate Risk
Since the start of the Reporting Period, we have taken or are taking the following steps to mitigate the risk that our necessary conflict minerals benefit armed groups and to improve the results of our due diligence measures.

a.
Continue to engage our direct suppliers and encourage them to obtain responses from their suppliers in order to provide the detailed information needed to identify the source and chain of custody of the necessary conflict minerals in our products.

b.
Engaged Source Intelligence® to assist us with our supplier engagement and analysis efforts and to identify the country of origin, source and chain of custody of the necessary conflict minerals in our products.

1.	Forward-Looking Statements

Certain statements contained in this Report, including those made under the “Steps Taken and Being Taken to Mitigate Risk” section, reflect the Company’s expectations with respect to future performance and constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements of the plans and objectives of management for future operations. These statements are subject to a variety of uncertainties, unknown risks and other factors concerning the Company’s operations and business environment, which are difficult to predict and are beyond the control of the Company. Factors that could adversely affect our future performance include (1) those described under the heading “Risk Factors” in Item 1A of Part I of our Annual Report on Form 10-K for the year ended September 30, 2014, (2) the outcome of the current legal challenge to the Rule, (3) the responsible sourcing of conflict minerals in our supply chain by our direct and indirect suppliers and (4) the effectiveness of traceability systems used by our direct and indirect suppliers to determine the source and chain of custody of conflict minerals contained in our supply chain.